Mail Stop 3561

December 27, 2007

Via Fax & U.S. Mail

Mr. Bruce A. Shepard
Chief Financial Officer
4000 West Ali Baba Lane, Suite D
Las Vegas, Nevada 89118

> **Re:** **Las Vegas Gaming, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 4, 2007**
> **File No. 000-30375**

Dear Mr. Shepard:

We have reviewed your response letter dated December 10, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Note 5. Debt, page 38

1. We note from your response to our prior comment 9 that because you have sufficient authorized and unissued shares available to settle the note, you believe you have no obligation for registration of shares that is outside of your control and accordingly do not have a derivative liability. However, because it appears that you are required by the Registration Rights Agreement to cause the registration statement registering the shares underlying the warrants and convertible debt to CAMOFI to be declared effective by June 30, 2008, we believe that registration of these shares is outside of your control, and the warrants would be required to be recorded as a derivative liability in accordance with paragraphs 14-18 of EITF 00-19. Additionally, in light of the liquidated damages provision in the registration rights agreement, we believe that settlement of the warrants with unregistered shares and the payment of a penalty would be an uneconomic settlement alternative and would not be considered, therefore you would be required to settle in registered shares. Please revise your financial statements accordingly to record the value of the warrants issued in connection with the CAMOFI financing as a derivative liability. The liability should be recorded at fair value, with changes in fair value recorded in earnings. Also, please tell us if the conversion option embedded in the convertible debt meets the definition of a conventional convertible under paragraph 4 of EITF 00-19 and EITF 05-02 and therefore, would not be required to be analyzed as a liability under EITF 00-19. If not, this conversion option may also be required to be recorded as a derivative liability under the same requirements listed above for the warrants.

   Additionally, we note from your response that you have considered the registration rights agreement and the convertible debt instrument together as a combined financial instrument and value it together as a derivative under paragraph 14 of EITF 05-04. Please note that in accordance with EITF 05-04 and FSP EITF 00-19-2, you should recognize and measure the registration payment arrangement as a separate unit of accounting from the financial instruments subject to the arrangement (i.e., the convertible debt and warrants). Therefore, please explain to us how you have analyzed the contingent obligation to make future payments under the registration rights agreement in accordance with SFAS No. 5 and FIN 14. See paragraph 7 of FSP EITF 00-19-2.

Note 6. Stockholders' Equity

2. We note from your response to our prior comment 7 that you concluded that the difference between a 1% volatility factor and a 30% volatility factor would not have a material difference on the amount of stock compensation expense recognized. Please explain to us how you determined or calculated the amounts used in your analysis related to the stock compensation expense for the year ended December 31, 2006 and September 30, 2007. The amounts of $54,532 and $284,267 for the year ended December 31, 2006 and nine months ended

September 30, 2007, respectively do not appear consistent with the amounts of stock compensation expense due to issuance of options and warrants that are disclosed in your Form 10-K for the year ended December 31, 2006 or the Form 10-Q for the quarter ended September 30, 2007. Please advise or revise accordingly. Additionally, please list each stock option or warrant transaction that is included in the stock compensation expense used in this analysis.

3. We note from your response to our prior comment 14 that the transactions that took place in 2005 and 2006 show a consistently increasing value of your stock. However, we also note the following disclosure in Note 2 which appears inconsistent with your response to our comment; "based on subsequent stock-for-service transactions at negotiated values, we later [after Adline Gaming transaction] determined that the fair value of our Common Stock Series A declined to $.50 per share…" Please explain to us the time period in which you believe the fair value of your common stock series A declined to $.50 and reconcile that information to the stock valuations listed in your response to comment 14. Also, please list out all the non-cash stock transactions in 2005 and 2006 by date and the fair value of the stock issued in the transaction. Additionally, please tell us if the November 2005 sale of stock for cash was with independent third parties or related parties.

Note 7. Concentrations, commitments and contingencies

4. We your response to our prior comment 15 that the progressive jackpot liability as disclosed in Note 7 <u>does</u> agree to the amount reflected in the consolidated balance sheet. However, it still appears that the progressive jackpot liability amounts disclosed on the balance sheet of $1,625,051 and $1,224,719 as of December 31, 2006 and 2005, respectively, <u>do not agree</u> with the amounts disclosed in Note 7 of $1,286,887 and $1,450,864 for December 31, 2006 and 2005, respectively. Please reconcile and revise these disclosures.

Note 9. Acquisitions, page 45

5. We note from your response to our prior comment 16 that you valued the stock at $2 per share based on the transaction in November 2005 in which stock was sold for cash at $2 per share. However, we do not believe that your response adequately responds to our prior comment. As previously requested, please tell us how you valued the <u>intellectual property</u> recorded on the balance sheet. Your response should include any significant management or third-party valuation assumptions used in the valuation of the intellectual property intangible asset.

6. We note from your response to our prior comment 17 that the $75,400 that was recorded to additional paid-in capital should have been recorded to goodwill but is considered immaterial for purposes of possible revision. In light of the fact that it does not appear from the statement of stockholders' equity that the $75,400 debit to additional paid-in capital was recorded in 2005, please explain to us how this amount was recorded in your financial statements for the year ended December 31, 2005.

Note 11. Segment Information, page 45

7. We note from your response to our prior comment 18 that goodwill relates to your bingo and keno product sales business segment. In future filings, please revise your disclosures in Note 11 to include the total amount of goodwill as assets allocated to the Products segment.

Form 10-Q for the quarter ended September 30, 2007

Note 5. Debt

8. We note your disclosure that in connection with the September 28, 2007 refinancing of the CAMOFI note, you increased the balance of the note by $250,000. Please explain to us how you analyzed this additional $250,000 convertible note for the existence of a beneficial conversion feature under EITF 98-5 and 00-27. Also, please tell us how you accounted for the modification of this debt instrument under EITF 96-19.

Note 8. Progressive Jackpots

9. We note your disclosure that the Nevada Numbers jackpot was won in September 2007 for the first time and you were able to discount the jackpot payout at the prime rate rather than the 20 year treasury bond rate, as had previously been applied in calculating the progressive jackpot liability, resulting in a gain of $849,000. Please provide us more details as to how you calculated the gain from this transaction. Include in your response the amount of the jackpot that was won and why you believed that calculating the previous progressive jackpot liability based on the 20 year bond rate was appropriate. Also, in light of this difference in discount rate used, please tell us how you will account for the progressive jackpot liability in the future.

Note 13. Contingencies

10. We note your disclosure that due to circumstances beyond management's control, you are technically out of compliance with Regulation 5.115 of the Nevada Gaming Commission. Please tell us, and disclose in future filings, the nature of Regulation 5.115 and why you are not in compliance with the Regulation. Also, please tell us and revise future filings to disclose the nature of any adverse consequences that may occur due to this non-compliance.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief